Merge Healthcare Incorporated
900 Walnut Ridge Drive
Hartland, Wisconsin 53029

September 29, 2010

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Kathleen Collins
Accounting Branch Chief

Re:
Merge Healthcare Incorporated, AMICAS, Inc., Amicas PACS, Corp., Camtronics Medical Systems, Ltd., Cedara Software (USA) Limited, Confirma Europe LLC, Emageon Inc., Merge Asset Management Corp., Merge CAD Inc., Merge eClinical Inc., Merge eMed, Inc., Requisite Software Inc., Stryker Imaging Corporation and Ultravisual Medical Systems Corporation (collectively, the “Companies”)

Form S-4 Registration Statement (Registration No. 333-168341) (the “Registration Statement”)
Request for Acceleration of Effectiveness under Rule 461

Dear Ms. Collins:

The Companies hereby request that the effective date of the Registration Statement be accelerated so that it will be declared effective on Friday, October 1, 2010, at 4:30 p.m. Eastern time.

In response to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) commenting on the above-referenced Registration Statement, the Form 10-K and Form 10-K/A for the fiscal year ended December 31, 2009 filed by Merge Healthcare Incorporated on March 12, 2010 and April 30, 2010, respectively, and the Forms 8-K filed by Merge Healthcare Incorporated on April 20, 2010 and June 18, 2010 (hereafter, the “Documents”), the Companies hereby acknowledge that:

•	the Companies are responsible for the adequacy and accuracy of the disclosure in the Documents;

•
Staff comments or changes to disclosure in response to Staff comments in the Documents reviewed by the Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the Documents; and

•	the Companies may not assert Staff comments as a defense in any proceedings initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Sincerely,

MERGE HEALTHCARE INCORPORATED

By: /s/ Ann Mayberry-French
Name: Ann Mayberry-French
Title: Vice President, General Counsel
and Corporate Secretary